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                           September 21, 2021

       Jack Stover
       Chief Executive Officer
       NorthView Acquisition Corp
       207 West 25th St, 9th Floor
       New York, NY 10001

                                                        Re: NorthView
Acquisition Corp
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Response dated
August 19, 2021
                                                            File No. 333-257156

       Dear Mr. Stover:

              We have limited our review of your registration statement to the issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 Response dated August 19, 2021

       Capitalization, page 62

   1. We have considered your response to our prior comment 1. We are unable to agree with your view that the $5
million net tangible limitation provided in your Amended and
                                                        Restated Certificate of
Incorporation qualifies a portion of your redeemable
                                                        common shares for
permanent equity classification in accordance with ASC 480-10-S99-
                                                        3A for the following
reasons:
                                                            Each redeemable
common share is redeemable outside the control of the Company.
                                                            Such shares will
become redeemable either as a result of a business combination or by passage of time.
                                                            The intention is
that in all cases the redeemable common shareholders will have their
 Jack Stover
NorthView Acquisition Corp
September 21, 2021
Page 2
          investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.
          The unit of accounting is the individual share as each share has the right to be redeemed at the holders' option upon a business combination. While the Company's
          Amended and Restated Certificate of Incorporation stipulates that redemptions will be limited to $5 million in net tangible assets, the Company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable common shareholders, nor does the Company control which specific shareholders choose to redeem or not redeem.
      Please revise your Capitalization table to classify all redeemable common shares as temporary equity.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameJack Stover
                                                           Division of
Corporation Finance
Comapany NameNorthView Acquisition Corp
                                                           Office of Real
Estate & Construction
September 21, 2021 Page 2
cc:       Cavas S. Pavri
FirstName LastName